Exhibit 12

Cigna Corporation

Computation Of Ratio Of Earnings To Fixed Charges

	Three Months Ended
	March 31,

(Dollars in millions)	2014	2013
Income before income taxes	$853	$74
Adjustments:
Income from equity investee	(9)	(5)
Income attributable to noncontrolling interests	(1)	(2)
Income before income taxes, as adjusted	$843	$67
Fixed charges included in income:
Interest expense	$67	$67
Interest portion of rental expense	10	10
Interest credited to contractholders	2	-
	$79	$77
Income available for fixed charges	$922	$144
RATIO OF EARNINGS TO FIXED CHARGES:	11.7	1.9